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May 16, 2000



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Mr. Alfred Barbagallo

RE: Withdrawal of Registration Statement on Form S-3 of AMRESCO, INC. (File No. 333-63543)

Dear Mr. Barbagallo:

AMRESCO, INC. hereby requests to withdraw its registration statement on Form S-3 (File No. 333-63543) which was filed on September 16, 1998 because no securities of the Company have been offered or sold pursuant to this registration statement and no sales thereunder are contemplated in the near future.

If you should have any questions or comments regarding the withdrawal of this filing, or require further information, please do not hesitate to contact me.

Sincerely,

/s/ L. KEITH BLACKWELL

L. Keith Blackwell
General Counsel
(214) 953-7727

Enclosure(s)


LKB/cd